RESTATED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS For the years ended August 31, 2006, 2005 and 2004

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Tournigan Gold Corporation and all information in the Annual Report are the responsibility of the Company’s management. The consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to United States GAAP as set out in Note 19 and reflect management’s best estimates and judgment based on information available until December 5, 2006 (except as to Note 3, which is as of January 17, 2008). A system of internal controls is maintained by management to provide reasonable assurance that the Company’s assets are safeguarded and financial information is accurate and reliable.

The Board of Directors of the Company is responsible for ensuring management fulfills its responsibilities. The Audit Committee of the Board of Directors is comprised of outside directors who meet with management and the independent auditors to review internal control and financial reporting matters, and to ensure that management is maintaining adequate financial controls. The Audit Committee also reviews the audit plan of the independent auditors and discusses the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by Manning Elliott LLP, and their report outlines the scope of their examinations and gives their opinion on the consolidated financial statements.

/s/ “James Walchuck”	/s/ “Hans Retterath”
James A. Walchuck	J. Hans Retterath
President & Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Tournigan Gold Corporation

We have audited the accompanying consolidated balance sheets of Tournigan Gold Corporation and subsidiaries as at August 31, 2006 and 2005, and the related consolidated statements of loss and deficit and cash flows for the years ended August 31, 2006, 2005, and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tournigan Gold Corporation and subsidiaries at August 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years ended August 31, 2006, 2005, and 2004, in accordance with Canadian generally accepted accounting principles.

Our previous report dated December 5, 2006 has been withdrawn and the accompanying consolidated balance sheets of Tournigan Gold Corporation and subsidiaries as at August 31, 2006 and 2005, and the related consolidated statements of loss and deficit and cash flows for the years ended August 31, 2006, 2005, and 2004 have been restated as described in Note 3 to the consolidated financial statements.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

December 5, 2006, except as to Note 3 which is as of January 17, 2008

Comments by Auditors on Canada United States Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated December 5, 2006, except as to Note 3 which is as of January 17, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

December 5, 2006, except as to Note 3 which is as of January 17, 2008

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

Consolidated Balance Sheets
(expressed in Canadian dollars)

	Restated - Note 3
	August 31, 2006	August 31, 2005
	$	$
ASSETS

Current
Cash	663,452	1,647,216
Short-term investments (Note 4)	42,188,280	–
Subscriptions receivable (Note 10)	–	2,000,000
Other receivables	383,487	62,583
Marketable securities (Note 5)	30,000	30,000
Prepaid expenses and deposits	444,599	62,762
	43,709,818	3,802,561

Due From Related Parties (Note 14)	98,269	91,255
Exploration Properties (Note 7)	16,580,090	9,438,618
Long-Term Investments (Note 8)	200,000	200,000
Property and Equipment (Note 9)	517,362	400,288
	61,105,539	13,932,722

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued expenses	1,539,202	459,034
Due to related parties (Note 14)	57,220	100,630
	1,596,422	559,664

Shareholders’ Equity
Share Capital (Note 10)	95,333,346	46,579,969
Contributed Surplus (Note11)	7,325,437	1,233,352
Deficit	(43,149,666)	(34,440,263)
	59,509,117	13,373,058
	61,105,539	13,932,722

On behalf of the Board:

/s/ “Michael Hopley”	/s/ “James Walchuck”
Michael Hopley, Director	James Walchuck, Director

See accompanying notes to the consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

Consolidated Balance Sheets
(expressed in Canadian dollars)

	Restated - Note 3
	For the Years Ended August 31,
	2006	2005	2004
	$	$	$
OPERATING EXPENSES

Salaries, consulting and stock-based compensation	7,765,086	1,192,968	1,256,799
Investor relations	632,064	625,129	281,550
Administration	442,933	296,825	115,154
Travel	314,393	377,156	342,598
Property investigations and corporate development	244,860	29,213	18,741
Legal and professional fees	256,409	316,091	175,010
Interest and bank charges	160,341	47,724	12,206
Regulatory fees	41,169	78,866	55,455
Amortization	23,427	31,460	17,219
	(9,880,682)	(2,995,432)	(2,274,732)
OTHER ITEMS

Interest income	1,043,765	64,749	27,250
Recovery of note receivable (Note 6)	708,720	–	–
Foreign exchange loss	(497,864)	(14,805)	(22,965)
Write-down of exploration properties	(54,667)	–	–
Loss on disposal of property and equipment	(28,675)	–	–
Write-down of marketable securities	–	(22,500)	–
Capital tax	–	–	(35,278)
Gain on sale of exploration properties	–	–	1,737
Gain on write-down of accounts payable	–	–	21,058
	1,171,279	27,444	(8,198)
Net Loss	(8,709,403)	(2,967,988)	(2,282,930)

Deficit, Beginning of Year	(34,440,263)	(31,472,275)	(29,189,345)
Deficit, End of Year	(43,149,666)	(34,440,263)	(31,472,275)

Basic and Diluted Loss Per Share	$(0.10)	$(0.05)	$(0.06)

Weighted Average Number of Outstanding Shares	86,999,112	59,225,546	35,707,931

See accompanying notes to the consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Restated - Note 3
	For the Years Ended August 31,
	2006	2005	2004
	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(8,709,403)	(2,967,988)	(2,282,930)
Items not affecting cash:
Stock-based compensation expense	5,897,584	511,619	545,411
Amortization and loss on disposal of property and
equipment	52,102	31,460	17,219
Write-down of exploration properties	54,667	–	–
Write-down of marketable securities	–	22,500	–
Financing fee	–	–	62,500
Gain on sale of exploration properties	–	–	(1,737)
Gain on write-down of accounts payable	–	–	(21,058)

	(2,705,050)	(2,402,409)	(1,680,595)
Net changes in operating balances:
Other receivables	(20,315)	2,051	(7,796)
Prepaid expenses and deposits	(169,383)	7,691	(26,746)
Loan receivable	–	50,958	(50,958)
Accounts payable and accrued expenses	400,596	(122,894)	(89,870)
Related parties	(50,424)	(100,690)	(14,926)

	(2,544,576)	(2,565,293)	(1,870,891)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short term investments, net	(42,188,280)	–	–
Exploration property expenditures	(6,107,608)	(3,443,302)	(2,565,905)
Purchase of property and equipment	(192,067)	(39,884)	(102,793)
Purchase of marketable securities	–	(52,500)	–

	(48,487,955)	(3,535,686)	(2,668,698)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital, net of issue costs	50,048,767	3,958,104	8,724,332
Repayment of loans	–	–	(592,000)

	50,048,767	3,958,104	8,132,332

Increase (decrease) in cash during the year	(983,764)	(2,142,875)	3,592,743

Cash, beginning of year	1,647,216	3,790,091	197,348

Cash, end of year	663,452	1,647,216	3,790,091

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for interest	4,142	38,453	4,159
Cash paid during the year for income taxes	–	–	–

See accompanying notes to the consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation (“the Company”) is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada and changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation. The Company’s principal business activity is the sourcing, exploration and development of mineral properties.

Although existing cash resources are currently expected to provide sufficient funds through the upcoming fiscal year, the capital expenditures required to achieve planned principal operations are substantial. As a result, the Company will be required to seek additional financing.

2. SIGNIFICANT ACCOUNTING POLICIES

a)     Principles of consolidation and basis of accounting - These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

b)     Cash and cash equivalents - Cash and cash equivalents consist of cash and demand deposits.

c)     Short-term investments - The Company’s investments in bankers acceptances (“BA”), bearer deposit notes (“BDN”) and commercial paper (“CP”) are recorded at face value less unamortized discount.

d)     Marketable securities - Marketable securities are recorded at the lower of cost and market.

e)     Exploration properties - The Company capitalizes acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. Exploration costs include allocated salary and stock-based compensation costs. Under Canadian generally accepted accounting principles, the Company is not precluded from considering exploration costs to have the characteristics of property, plant and equipment even when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Property option payments receivable by the Company are credited against mineral property costs when received. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves.

Exploration properties are written down when the long-term expectation is that the net carrying amount will not be recoverable. A mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. Management reviews certain conditions that should be considered to determine whether a write-down of capitalized costs is required. These conditions include changes to or abandonment of work programs or poor exploration results.

f)     Long-term investments - Long-term investments, not subject to significant influence by the Company, are carried at cost. The Company periodically reviews the carrying value of its investments, and when a decline in the fair value of an investment is determined to be other than temporary, the investment is written down accordingly.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

g)    Property and equipment - Property and equipment are recorded at cost and are amortized over their estimated useful lives, which are up to 40 years for buildings, 4 years for vehicles, 5 years for computers and electronic equipment and 8 years for other items. The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the estimate of undiscounted future cash flows from the asset. At that time, the carrying amount is written down to fair value.

h)     Stock-based compensation - The Company has a stock option plan, which is described in Note 12. Employee and director stock options are measured at their fair value on the grant date and recognized over the vesting period. Non-employee stock options are measured at their fair value on date of vesting. Prior to vesting, non-employee stock options are recognized based on the service provided to the reporting date and at their then-current fair values. The cost of stock options is presented as compensation expense or exploration property costs. Agents’ warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs. On the exercise of stock options and agents’ warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

i)     Translation of foreign currencies - The Company’s consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities originating in foreign currencies are translated at the prevailing rates of exchange at the balance sheet date. Expenses and income are translated at the rates of exchange in effect on the dates of the related transactions. Non-monetary items are translated at the rates in effect when the items were acquired. Exchange gains and losses arising on translation are included in determining current earnings.

j)     Earnings per share - The Company uses the treasury stock method in computing earnings per share. Under this method, basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.

For the years ended August 31, 2006, 2005 and 2004, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

k)    Income taxes - Future income taxes relate to the expected future tax consequences of settling differences between the carrying amounts of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

l)     Financial instruments - The Company's financial instruments consist of cash, short-term investments, subscriptions receivable, other receivables, marketable securities, amounts due from related parties, long-term investments, accounts payable and accrued expenses, and amounts due to related parties. The carrying values of current assets and current liabilities approximate their fair values due to their short maturities. Amounts due from and amounts due to related parties are unsecured, without interest or fixed terms of repayment and therefore fair value information has not been disclosed for these instruments as their fair values cannot be measured reliably.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

m)    Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses for the period. The more significant areas requiring the use of estimates include exploration properties, impairment of long-lived assets, income taxes, and stock-based compensation. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

n)    Asset retirement obligations - The Company recognizes the fair value of the liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as the related long-lived asset.

o)     Comparative figures - Certain of the prior year figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

3. RESTATEMENT

In the fourth quarter of fiscal 2007 the Company concluded that the accounting for its stock-based compensation was incorrect. The non-cash measurement and recognition errors were as follows:

(a)    The Company used the news release date as the grant date for accounting purposes for certain stock option grants. For accounting purposes, the initial measurement date should have been the later of the date of authorization by Tournigan’s Board of Directors or, for employees, the date of inception of service.

(b)    The Company treated all stock options as granted to employees when in fact certain stock options were granted to non-employees. Employee stock options are measured at their fair value on the grant date and recognized over the vesting period. The Company’s non-employee stock options should have been measured at their fair value upon vesting and, prior to vesting, recognized based on the service provided to the reporting date and at their then-current fair values. In addition, non-employee stock options should have been valued using their contractual term to expiry rather than their expected term.

(c)    The vesting periods for certain stock option grants were incorrectly reflected in the financial statements such that the stock-based compensation costs should have been recognized in earlier periods.

(d)    Certain stock option cancellations were incorrectly reflected in the financial statements.

The restatement for the above items had the effect of increasing the non-cash costs of stock-based compensation by $3,057,878, $136,327 and $104,451 for the fiscal years ended August 31, 2006, 2005 and 2004, respectively.

The Company has also determined that a portion of its stock-based compensation costs relating to certain employees and consultants should have been included in capitalized exploration property costs rather than presented as period expenses. This change in accounting presentation, after giving effect to the recognition and measurement errors described above, capitalized stock-based compensation in the amounts of $986,111, $45,733 and $140,540 for the fiscal years ended August 31, 2006, 2005 and 2004, respectively.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

3. RESTATEMENT (cont’d)

The net effects of these changes in accounting treatment are summarized in the tables below:

	August 31,
Consolidated Balance Sheets	2006	2005	2004
	$	$	$
Exploration properties
As previously reported	15,407,706	9,252,345	6,074,141
Restated	16,580,090	9,438,618	6,214,681
Share capital
As previously reported	94,861,399	46,559,522	40,533,481
Restated	95,333,346	46,579,969	40,543,641
Contributed surplus
As previously reported	4,498,728	1,013,021	646,682
Restated	7,325,437	1,233,352	740,973
Deficit
As previously reported	(41,023,394)	(34,385,758)	(31,508,364)
Restated	(43,149,666)	(34,440,263)	(31,472,275)

	For Years Ended August 31,
Consolidated Statements of Loss	2006	2005	2004
	$	$	$
Salaries, consulting fees and stock-based
compensation expense
As previously reported	5,693,319	1,102,374	1,292,888
Restated	7,765,086	1,192,968	1,256,799
Net Loss
As previously reported	(6,637,636)	(2,877,394)	(2,319,019)
Restated	(8,709,403)	(2,967,988)	(2,282,930)
Basic and diluted loss share
As previously reported	(0.08)	(0.05)	(0.06)
Restated	(0.10)	(0.05)	(0.06)

Consolidated Statements of Cash Flows

The restatement had no effect on operating, investing and financing cash flows.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

4. SHORT-TERM INVESTMENTS
				August 31, 2006
				Carrying
Description	2006 Maturity	Quantity		Value
				$
Canadian Dollar
FirstBank BA	September		$5,638,000	5,632,809
CIBC BA	September		1,212,000	1,209,876
Royal Bank BA	September		5,100,000	5,090,952
FirstBank BA	October		10,282,000	10,224,398
Bank of Nova Scotia BA	November		4,333,000	4,297,143
Bank of Montreal BDN	December		10,000,000	9,883,004
		$ 36,565,000		36,338,182
US Dollar
General Electric Capital CP	September	US$	727,000	802,121
General Electric Capital CP	October		1,524,000	1,674,755
General Electric Capital CP	October		3,076,000	3,373,222
		US$	5,327,000	5,850,098
				42,188,280

The fair value of short-term investments as at August 31, 2006 was $42,173,135.

5. MARKETABLE SECURITIES

On January 20, 2005, the Company acquired 150,000 common shares of Sunrise Minerals Inc. (formerly Lalo Ventures Ltd.), a company with a common director, at a cost of $0.35 per share. In 2005, the shares were written-down to their market value of $30,000. As at August 31, 2006, the market value of the shares was $45,000.

6. RECOVERY OF NOTE RECEIVABLE

In November 2005, the Company recovered US$600,000 as final settlement of a US$750,000 note receivable that had been fully provided for in 2001.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

7. EXPLORATION PROPERTIES
	Restated - Note 3
	Uranium		Gold				Other
	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,
2006	Kuriskova	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$

Balance, beginning of year	13,346	2,773	200,914	2,786,275	6,210,352	–	224,958	9,438,618

Acquisition costs	–	–	339,340	–	–	39,606	–	378,946

Exploration costs:
Drilling and assays	1,175,077	–	15,989	1,001,482	155,128	–	–	2,347,676
Pre-feasibility studies	93,307	–	–	1,181,548	18,675	–	–	1,293,530
Consulting and salaries	131,423	26,531	122,346	662,107	7,459	41,860	8,355	1,000,081
Stock–based compensation	274,481	–	94,154	568,799	46,379	2,298	–	986,111
Office and field expenses	18,721	3,747	70,487	210,448	8,944	44,002	23,261	379,610
Reconnaissance geology and
sampling	–	6,307	223,222	12,587	52,950	–	79,662	374,728
Travel	17,348	631	61,138	176,445	18,358	19,345	2,737	296,002
Socio-economic studies	11,583	–	–	46,330	–	–	–	57,913
Data compilation	24,746	14,988	-	6,096	7,875	–	–	53,705
Amortization	–	–	–	21,926	–	–	–	21,926
Surveys	–	–	–	5,911	–	–	–	5,911

Total costs incurred	1,746,686	52,204	926,676	3,893,679	315,768	147,111	114,015	7,196,139

Write-down	–	–	–	–	–	–	(54,667)	(54,667)

Balance, end of year	1,760,032	54,977	1,127,590	6,679,954	6,526,120	147,111	284,306	16,580,090

	Restated - Note 3
	Uranium		Gold		Other
		United	Slovakia	N. Ireland	Gold,
2005	Slovakia	States	Kremnica	Curraghinalt	VMS	Total
	$	$	$	$	$	$

Balance, beginning of year	–	–	841,577	4,919,534	175,222	5,936,333

Acquisition costs	–	65,759	–	–	13,250	79,009

Exploration costs:
Drilling and assays	–	–	1,187,622	198,192	6,903	1,392,717
Consulting and salaries	104	–	301,845	184,680	3,911	490,540
Stock-based compensation	7,803	–	21,833	16,097	–	45,733
Office and field expenses	906	50,881	201,134	147,479	6,253	406,653
Engineering studies	–	–	77,866	145,728	–	223,594
Reconnaissance geology and sampling	4,768	78,165	20,217	57,243	8,881	169,274
Geologist	1,203	–	35,822	129,547	–	166,572
Core storage and re-cataloguing	–	–	–	146,474	–	146,474
Data compilation	–	–	13,754	116,231	8,674	138,659
Travel	1,335	5,083	58,067	52,912	1,864	119,261
Satellite imaging and mapping	–	1,026	15,066	23,743	–	39,835
Surveys	–	–	7,613	27,089	–	34,702
VMS airborne survey	–	–	–	30,806	–	30,806
Environmental studies	–	–	3,859	14,597	–	18,456

Total costs incurred	16,119	200,914	1,944,698	1,290,818	49,736	3,502,285

Balance, end of year	16,119	200,914	2,786,275	6,210,352	224,958	9,438,618

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

7. EXPLORATION PROPERTIES (cont’d)

a)     Uranium

i) Slovakia – Kuriskova (formerly “Jahodna”) - On June 7, 2005, the Company acquired a 100% interest in the Kuriskova uranium property located in eastern Slovakia. The property is located within the Cermel exploration licence, which expires in April 2009 with Company renewal options. The acquisition cost of the property was nil. Licence fees and work commitments are up to approximately $41,000 per annum.

ii) Slovakia - Other - In June 2005, the Company acquired 100% interests in the Novoveska Huta and the Svabovce and Spissky Stiavnik uranium properties, all located in eastern Slovakia. Past production was recorded on each of these properties. Acquisition costs were nil. The Novoveska Huta property is included within the Spisska Nova Ves mining and exploration licence. The Svabovce and Spissky Stiavnick uranium properties are included within the Spisska Teplica exploration licence. Both the Spisska Nova Ves and Spisska Teplica exploration licences expire in May 2009, with Company renewal options. In August 2006, the Company acquired a 100% interest in the Kluknava licence, also in eastern Slovakia, which expires in August 2010 with Company renewal options. The acquisition cost of this property was nil. Aggregate licence fees and work commitments for these other Slovakian uranium properties are up to approximately $86,000 per annum.

iii) U.S.A. - In June, 2005, the Company entered into an option agreement with Sweetwater River Resources LLC (“Sweetwater”) to acquire up to a 100% interest in Sweetwater’s Wyoming uranium properties and additional properties acquired by Sweetwater subject to the Company’s pre-approval.

The Company paid US$140,000 and issued 200,000 common shares to Sweetwater, and is required to make anniversary payments of US$25,000 (paid), US$50,000, and US$50,000 at the end of the first, second, and third years respectively, to earn an 85% interest in the claims. The Company would then have the right to purchase the remaining 15% interest in the claims by making a payment to Sweetwater in cash or shares, based on an independent valuation.

The Wyoming uranium mining claims portfolio consists of six groups totalling 601 federal lode claims within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts. In December, 2005, Sweetwater acquired 272 federal lode mining claims in the Southern Black Hills area of South Dakota. In May, 2006, Sweetwater acquired 413 federal lode mining claims in the Colorado Plateau area of Arizona. Annual Sweetwater claim fees are approximately US$165,000.

b)     Gold

i) Slovakia - Kremnica - The Company has a 100% interest the Kremnica property in central Slovakia. The property is comprised of the Kremnica mining licence and also the Lutila and Vyhne exploration licences, which expire in March 2008 and February 2009, respectively, with Company renewal options. Aggregate licence fees and work commitments are up to approximately $92,000 per annum.

ii) Northern Ireland - Curraghinalt - The Company holds a 100% interest in the Curraghinalt gold property. The property is located on two adjoining exploration licences in County Tyrone, Northern Ireland. The Company acquired the property through the acquisition of Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation, from Strongbow Exploration Inc. (“Strongbow”) in December 2004. Aggregate licence and work commitments are up to approximately $600,000 per annum.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

7. EXPLORATION PROPERTIES (cont’d)

Should the board of directors decide to initiate construction of a mine at Curraghinalt, the Company must issue an additional 5,000,000 common shares to Strongbow. Pursuant to a royalty agreement between Ulster and Minco Plc, a 2% net smelter return royalty would also be required to be paid to Minco Plc. In addition, the Company must pay Strongbow 20% of the tax savings from certain of Ulster’s tax loss carryforward benefits when utilized (see Note 18(f)).

iii) U.S.A. - Nevada - In June 2006 the Company entered into an earn-in agreement with AuEx Ventures Inc. (“AuEx”) over a portfolio of three gold and gold-silver exploration properties in Nevada, U.S.A. Pursuant to the agreement, the Company will be the operator. A Company related to AuEx provides project management services.

Under the terms of the earn-in agreement, the Company has an option to earn a 51% interest in the portfolio by spending US$1,000,000 in exploration on each property within five years. The Company paid AuEx US$35,000 on execution of the agreement and is required to fund a minimum aggregate US$100,000 of exploration in year one of the agreement, a minimum aggregate US$250,000 in year two, and minimum US$150,000 in year three.

Upon vesting a 51% interest in a property, Tournigan may then elect to earn an additional 9% interest (60% total) by spending an additional US$1,000,000 within three years on each property vested and may earn an additional 10% interest (70% total) by funding all expenditures through completion of feasibility studies and by arranging project financing. At that point both parties will contribute financially to operations according to respective percent ownership.

The Company may acquire a 51% interest in additional properties within the area of interest by making a one-time payment to AuEx of US$10,000 and funding aggregate expenditures of US$500,000 in exploration on the new properties, within five years from the date of identifying the properties. Minimum aggregate exploration expenses of US$50,000 per year would be required to be made on these additional properties during the five-year period.

c)     Other

i) Brehov Precious Metals and VMS Property, Slovakia - On March 30, 2005, the Company completed an earn-in agreement with GEO-TECHNIC-Consulting spol. s.r.o. (“GTC”) through which it can acquire up to a 100% interest in the Brehov precious metals and VMS (volcanic hosted massive sulphide) property located in Slovakia. The Brehov property consists of an exploration licence under the earn-in agreement and also the surrounding Novosad exploration licence wholly-owned by the Company, which expires in June 2008 with Company renewal options. Aggregate Novosad licence and work commitments are up to approximately $65,000 per annum.

In 2005 the Company paid $5,000 and issued 50,000 common shares to GTC. Under the terms of the earn-in agreement, the Company earned a 35% interest in the first year of the agreement by incurring $25,000 in exploration expenditures, with GTC as the contractor. In the second year, the Company can increase its interest to 70% by paying $20,000 to GTC and incurring exploration expenditures of $50,000. The Company may purchase the remaining 30% by paying GTC cash or shares totalling $50,000 and by granting a 2% net smelter return royalty to GTC. The Company may purchase this royalty for $50,000 and the issuance of 50,000 common shares.

ii) Republic of Ireland - In 2006 the Company did not renew its Republic of Ireland licences and wrote off $54,667 in capitalized costs.

iii) Northern Ireland - The Company holds certain other exploration licences in Northern Ireland. Aggregate licence and work commitments are up to approximately $125,000 per annum.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

7. EXPLORATION PROPERTIES (cont’d)

iv) British Columbia, Canada - The Company holds a 100% interest in eight mineral claims in the Skeena Mining Division and four mining claims in the Omineca Mining Division.

8. LONG-TERM INVESTMENTS

As at August 31, 2006 and 2005, the Company held 3,400,000 common shares of Condor Resources PLC (formerly Condor Securities Ltd.) (“Condor”).

On May 31, 2006, Condor successfully listed on the AIM market of the London Stock Exchange under the symbol “CNR”. Pursuant to an agreement with Condor and its brokerage house, the Company agreed not to sell its shares prior to May 31, 2007 without the prior written consent of Condor. As at August 31, 2006, the market value of the shares was $679,915.

9. PROPERTY AND EQUIPMENT
			Net Book Value
		Accumulated	August 31,	August 31,
	Cost	Amortization	2006	2005
	$	$	$	$
Land	47,833	–	47,833	47,833
Buildings	278,741	23,206	255,535	228,046
Computer and electronic equipment	153,344	58,567	94,777	49,657
Vehicles	145,828	53,751	92,077	23,605
Office and field equipment	60,487	40,951	19,536	43,662
Software	10,516	2,912	7,604	854
Leasehold improvements	6,993	6,993	–	6,631
	703,742	186,380	517,362	400,288

10. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance. The issued common shares are as follows:

	2006		2005
	Restated	- Note 3	Restated	- Note 3
	Shares	Amount	Shares	Amount
	#	$	#	$
Balance, beginning of year	67,826,513	46,579,969	50,456,653	40,543,641
Shares issued for cash and other:
Private placements	39,707,000	49,000,150	10,000,000	4,000,000
Options	4,096,500	3,604,415	649,445	226,099
Exploration properties	200,000	87,000	50,000	13,250
Financing fee	75,000	37,500	100,000	40,000
Warrants	26,250	15,972	6,570,415	1,916,979
Share issuance costs	–	(3,991,660)	–	(160,000)
Balance, end of year	111,931,263	95,333,346	67,826,513	46,579,969

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d)

Private placements

a)     On February 22, 2006, the Company completed a brokered private placement of 31,207,000 special warrants at a price of $1.45 per special warrant, to raise gross proceeds of $45,250,150. On May 24, 2006, each special warrant was exchanged for one common share. A cash commission of $2,715,009 (6% of the gross proceeds) was paid to the underwriters. In addition, the underwriters received 936,210 agents’ warrants exercisable at $1.65 until February 22, 2008.

b)     On September 30, 2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000. Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. Finders’ fees of 75,000 units and $37,500 were paid to third parties.

c)     On September 8, 2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000. Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. A finder’s fee of $140,000 was paid to a third party.

d)     On August 31, 2005, the Company issued 5,000,000 common shares in connection with a non-brokered private placement of 5,000,000 units at $0.40 per unit for gross proceeds of $2,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.55 per share until August 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. No finder’s fee or commission was paid on the transaction. Share subscriptions receivable in respect of this transaction were received in cash in September 2005.

e)     On December 16, 2004, the Company completed a non-brokered private placement of 5,000,000 common shares at $0.40 per share for gross proceeds of $2,000,000. Pursuant to the private placement, the Company paid $120,000 in cash and issued 100,000 common shares at a finder’s fee to a third party.

Escrow shares - As at August 31, 2006 and 2005, there were 9,375 common shares held in escrow.

Warrants - The Company has share purchase warrants outstanding as follows:

	Balance at				Balance at
Exercise	August 31,				August 31,
Price	2005	Issued	(Exercised)	(Expired)	2006	Expiry Date

$ 0.70	1,016,499	–	–	(1,016,499)	–	November 11, 2005
$ 1.00	508,248	–	–	(508,248)	–	November 11, 2005
$ 0.65	5,239,857	–	–	(5,239,857)	–	November 14, 2005
$ 0.55	2,500,000	–	–	–	2,500,000(1)	August 31, 2007
$ 0.55	–	2,500,000	–	–	2,500,000(1)	September 8, 2007
$ 0.65	–	1,787,500	(26,250)	–	1,761,250(1)	March 31, 2007
$ 1.65	–	936,210	–	–	936,210	February 22, 2008
	9,264,604	5,223,710	(26,250)	(6,764,604)	7,697,460

(1) The Company may require these warrants to be exercised at any time.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d)

The Company has entered into an undertaking agreement with a shareholder. The undertaking confirms that the shareholder has agreed not to exercise its warrants to the extent that such exercise would result in the shareholder holding 20% or more of the Company’s issued shares. The warrants subject to this undertaking consist of 250,000 warrants exercisable at $0.65 expiring on March 31, 2007 and 2,500,000 warrants exercisable at $0.55 expiring on August 31, 2007.

The Company recognizes a share issuance cost for the fair value of agents’ warrants issued using the Black-Scholes pricing model. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. In the course of applying this model management must make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted-average assumptions were used:

	For the Years Ended
	August 31,
	2006	2005
Risk-free interest rate	3.9%	–
Expected dividend yield	0%	–
Expected stock price volatility	88%	–
Expected life of warrants	2.0 years	–
Weighted average per share fair value of agents’ warrants granted in the year	$ 0.72	–

During the year ended August 31, 2006, 973,710 agents’ warrants were issued resulting in stock-based compensation of $696,360 (year ended August 31, 2005 - nil).

11. CONTRIBUTED SURPLUS

The Company’s contributed surplus is comprised of the following:

	Restated - Note 3
	2006	2005
	$	$

Balance, beginning of year	1,233,352	740,973
Stock-based compensation (Notes 10 and 12)	7,580,056	557,352
Stock options and agents’ warrants exercised	(1,487,971)	(64,973)
Balance, end of year	7,325,437	1,233,352

12. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

a) Description

On October 1, 2003, the Company adopted a rolling stock option plan applicable to directors, employees, and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option’s maximum term is ten years from the grant date.

The Company’s previous stock option plan reserved a total of 2,000,000 common shares. Under that plan, the minimum exercise price of each option could not be less than the discounted market price of the Company's stock on the last business day prior to the date of the grant, and an option's maximum term was five years from the grant date. Options granted under the previous plan expire in June 2008.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

12. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

Pursuant to the option plan, options granted in respect of investor relations activities are subject to vesting restrictions such that one-quarter of the options vest three months from the date of grant and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date. Vesting restrictions may also be applied to certain other options grants, at the discretion of the directors.

b) Stock Option Continuity

A summary of the changes to the Company's stock options for the years ended August 31, 2006, 2005 and 2004 is presented below:

	Restated - Note 3
	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Options	$	Options	$	Options	$
Outstanding, beginning of year	5,235,555	0.40	2,925,000	0.33	2,000,000	0.25
Granted	7,315,945	1.45	3,010,000	0.44	2,350,000	0.36
Exercised	(4,096,500)	0.52	(649,445)	0.28	(825,000)	0.26
Forfeited	(349,999)	0.60	(50,000)	0.50	(600,000)	0.28
Outstanding, end of year	8,105,001	1.28	5,235,555	0.40	2,925,000	0.33

The Company has stock options outstanding and exercisable as follows:

	Restated - Note 3

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Outstanding	Contractual Life	Exercise Price	Number	Exercise Price
Exercise Prices	#	(yrs)	$	Exercisable	$
$0.25 – 0.50	2,056,555	3.18	0.40	2,056,555	0.40
$1.45 – 1.50	4,198,446	4.52	1.46	2,099,454	1.46
$1.64 - $1.86	1,850,000	4.61	1.83	1,650,001	1.78
	8,105,001	4.20	1.28	5,806,010	1.17

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

12. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

c) Stock-Based Compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted-average assumptions were used:

	Restated - Note 3
	Years Ended August 31,
	2006	2005	2004
Employees and Directors

Risk free interest rate	3.9%	3.0%	2.8%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	79%	83%	97%
Expected life of options	2.0 years	2.0 years	2.0 years
Weighted average per share fair value of options granted in year	$1.23	$0.17	$0.29

Non-Employees

Risk free interest rate	4.1%	3.8%	3.7%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	87%	90%	97%
Expected life of options	4.9 years	5.0 years	5.0 years
Weighted average per share fair value of options granted in year	$1.82	$0.24	$0.38

	Restated - Note 3
	Years Ended August 31,
Presentation	2006	2005	2004
	$	$	$
Employees and Directors	5,803,729	344,506	410,221
Non-Employees	1,079,966	212,846	275,730
Total stock-based compensation cost	6,883,695	557,352	685,951
Less: capitalized to exploration properties	(986,111)	(45,733)	(140,540)
Stock-based compensation expense	5,897,584	511,619	545,411

The market price exceeded the exercise price on the accounting grant date for all of the options granted in the years ended August 31, 2006 and 2004. In the year ended August 31, 2005, there were 375,000 stock options granted for which the market price exceeded the exercise price on the accounting grant date and 2,635,000 stock options granted for which the market price was less than the exercise price on the accounting grant date.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

13. NON-CASH TRANSACTIONS

Significant non-cash operating, investing and financing activities for the years ended August 31, 2006, 2005 and 2004 were as follows:

	Restated - Note 3
	2006	2005	2004
	$	$	$
Stock-based compensation capitalized to exploration properties	986,111	45,733	140,540
Shares issued for debt	162,863	–	–
Shares issued for exploration properties	87,000	13,250	2,367,400
Agents’ fees paid in shares	37,500	40,000	91,625
Shares issued for share subscriptions	–	2,000,000	–
Shares received upon disposal of mineral properties	–	–	200,000
Debt financing costs paid in shares	–	–	62,500

14. RELATED PARTY TRANSACTIONS AND BALANCES

Amounts due from and to directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

The Company had the following related party transactions during the year:

	2006	2005	2004
	$	$	$
Consulting fees to companies controlled by directors	491,000	224,958	210,000
Consulting fees to companies controlled by officers	187,000	107,000	92,000
Legal fees to a law firm in which a director is a partner	188,582	58,667	5,000
Cost reimbursements from companies with common directors and/or
officers	179,281	211,772	60,869

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal fees are billed at standard industry rates.

15. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:
		Restated - Note 3
	2006	2005	2004
	$	$	$
Canadian statutory income tax rate	34.12%	35.62%	35.62%
Income tax recovery at statutory rate	(2,971,648)	(1,057,197)	(813,180)
Decrease (increase) resulting from:
Stock-based compensation expense	2,012,256	182,239	194,275
(Non-taxable income) non-deductible expenses	(50,810)	10,318	13,771
Valuation allowance	1,010,202	864,640	605,134
Income tax recoverable	–	–	–

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

15. INCOME TAXES (cont’d)

Income tax expense attributable to income from operations was nil for all years presented. In 2006 the Company determined that in previous years it had not made appropriate tax and other withholdings from amounts paid for consulting services. As a result, the Company accrued a total liability of $200,000 for interest, compensation and consulting fees.

The tax effects of temporary differences that give rise to significant portions of the future tax assets at August 31, 2006 and 2005 are presented below:

	Restated - Note 3
	2006	2005
	$	$
Loss carry-forwards	5,430,034	4,476,239
Exploration costs	4,171,696	4,290,695
Share issuance costs	1,034,534	211,081
Valuation allowance	(10,636,264)	(8,978,015)
	–	–

Based upon the level of historical taxable income and projections for future taxable income over the years in which the future tax assets are deductible, management has provided a full valuation allowance for the future tax assets.

Subject to certain restrictions, the Company has capital losses of $8,922,101 and non-capital losses of $11,237,007 available to reduce future Canadian taxable income. There are no expiry limitations with respect to the capital losses. The Canadian non-capital losses expire as follows:

Year	$
2007	171,201
2008	163,844
2009	86,727
2010	1,431,113
2011	2,433,232
2015	2,511,559
2026	4,439,331
11,237,007

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

16. SEGMENTED INFORMATION

The Company operates in one business segment, the mineral exploration and development industry.

Enterprise-wide information about geographic areas is as follows:

	Restated - Note 3
	2006	2005
	$	$

a) Exploration properties
Slovakia	8,494,965	2,802,394
Northern Ireland and Republic of Ireland	6,786,318	6,411,204
USA	1,274,702	200,914
Canada	24,105	24,106
	16,580,090	9,438,618
b) Property and equipment
Foreign	421,249	321,016
Canada	96,113	79,272
	517,362	400,288

17. COMMITMENTS

	Years ending August 31,
	2007	2008	2009	2010	2011
	$	$	$	$	$
Office lease (total $1,484,913)	201,110	206,098	231,365	231,365	231,365

Exploration properties - See Note 7 for contingent commitments related to exploration properties.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

18. SUBSEQUENT EVENTS

a)      Subsequent to year end, the Company issued 615,003 common shares in respect of the exercise of stock options as follows: 100,000 common shares at $0.35 per share; 25,000 common shares at $0.45 per share; 356,669 common shares at $1.45 per share; and 133,334 common shares at $1.50 per share. Total proceeds from the stock options exercised were $763,421.

b)      In October 2006, 6,666 stock options were cancelled and 333,332 stock options were forfeited due to the resignations of a consultant and of the Executive Chairman, respectively.

c)      In October 2006, the Company granted 60,000 employee stock options exercisable at $2.02 per share for a period of five years. The options are subject to vesting provision with 20,000 vested on the day of grant, 20,000 vesting on October 12, 2007 and 20,000 on October 12, 2008.

d)      In November 2006, the Company received $93,818 on the exercise of 63,678 warrants.

e)      In November 2006, the Company granted 200,000 consultant stock options exercisable at $3.04 per share for a period of five years. The options are subject to vesting provision with 70,000 vested on the day of grant, 65,000 vesting on November 28, 2007 and 65,000 on November 28, 2008.

f)      Subsequent to year end, the Company entered into discussions with Strongbow to renegotiate the Ulster acquisition agreement (Note 6 (b)(ii)). Should the Company be unsuccessful in renegotiating terms favourable to the Company, then the Company will reassess the Curraghinalt property for impairment or write-off.

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), and the rules and regulations of the Securities and Exchange Commission in all material respects, except as noted below.

a) Interest in exploration properties and deferred exploration costs

Under U.S. GAAP, acquisition costs are capitalized but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that proven or probable mineral reserves exist, after which time all such costs are capitalized.

b) Subscriptions receivable

Under Canadian GAAP, subscriptions receivable are presented as an asset. Under U.S. GAAP, subscriptions receivable are presented as a contra-equity item.

c) Trading securities and available-for-sale securities

Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale. The Company did not own any securities classified as held to maturity.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

The Company’s short-term investments are classified as trading with changes in fair values included in earnings. The Company’s marketable securities and long-term investment consist of equity securities and are classified as available-for-sale, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of other comprehensive income. The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale, based upon the accumulated cost bases of specific investment accounts.

d) Comprehensive income

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“FAS 130”), establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

e) Net earnings (loss) per share

Under U.S. GAAP, performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's 9,375 common shares held in escrow are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

Diluted EPS has not been disclosed as the effect of the exercise of the Company’s outstanding options and warrants would be anti-dilutive. Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As at August 31, 2006, the Company had 8,105,001 (2005 - 5,235,555, 2004 - 2,925,000) stock options outstanding and 7,697,460 (2005 - 9,264,604, 2004 - 13,540,022) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

f) Recent accounting pronouncements

U.S. GAAP

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of SFAS No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

Canadian GAAP

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006.

At present, the Company’s most significant financial instruments are cash, short-term investments, other receivables, marketable securities, long-term investments and accounts payable. The adoption of this section is not expected to have a material effect on the Company's future reported financial position or results of operations.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. In 2006, the Company had investments in shares of arm’s-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

g) Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of loss and comprehensive loss, the balance sheets and the statements of cash flows, are as follows:

	Restated - Note 3
	2006	2005	2004
Balance Sheets	$	$	$
Total assets under Canadian GAAP	61,105,539	13,932,722	10,533,395
Adjustments to U.S. GAAP:
Deferred exploration costs prior to the establishment of proven
and probable reserves (a)	(13,985,395)	(6,789,256)	(3,365,980)
Unrealized gains on long-term investments (c)	479,915	–	–
Unrealized gains on marketable securities (c)	7,500	–	–
Unrealized losses on short-term investments (c)	(15,145)	–	–
Subscriptions receivable (b)	–	(2,000,000)	–
Total assets under U.S. GAAP	47,592,414	5,143,466	7,167,415
Total liabilities under Canadian GAAP	1,596,422	559,664	721,056
Adjustments to U.S. GAAP:	–	–	–
Total liabilities under U.S. GAAP	1,596,422	559,664	721,056
Total stockholders’ equity under Canadian GAAP	59,509,117	13,373,058	9,812,339
Adjustments to U.S. GAAP:
Deferred exploration costs prior to the establishment of proven
and probable reserves (a)	(13,985,395)	(6,789,256)	(3,365,980)
Unrealized gains on long-term investments (c)	479,915	–	–
Unrealized gains on marketable securities (c)	7,500	–	–
Unrealized losses on short-term investments (c)	(15,145)	–	–
Subscriptions receivable (b)	–	(2,000,000)	–
Total equity under U.S. GAAP	45,995,992	4,583,802	6,446,359
Total liabilities and equity under U.S. GAAP	47,592,414	5,143,466	7,167,415

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

	Restated - Note 3
	2006	2005	2004
Statements of Loss and Comprehensive Loss	$	$	$
Net loss as reported in accordance with Canadian GAAP	(8,709,403)	(2,967,988)	(2,282,930)
Adjustments:
Deferred exploration costs prior to the establishment of
proven and probable reserves (a)	(7,196,139)	(3,423,276)	(2,723,144)
Unrealized loss on short-term investments (c)	(15,145)	–	–
Write down of marketable securities (c)	–	22,500	–
Exploration property sold (a)	–	–	123,060
Net loss under U.S. GAAP	(15,920,687)	(6,368,764)	(4,883,014)
Comprehensive loss:
Unrealized gain on long-term investment (c) and (d)	479,915	–	–
Unrealized gain (loss) on marketable securities (c) and (d)	15,000	(22,500)	–
Total comprehensive loss under U.S. GAAP	(15,425,772)	(6,391,264)	(4,883,014)
Net loss per share under U.S. GAAP	(0.18)	(0.11)	(0.13)
Weighted average number of shares outstanding under U.S.
GAAP	86,999,112	59,225,546	35,707,931

	Restated - Note 3
Statements of Cash Flows	2006	2005	2004
	$	$	$
Cash used in operating activities under Canadian GAAP	(2,544,576)	(2,565,293)	(1,870,891)
Adjustments to U.S. GAAP:
Deferred exploration costs prior to the establishment of
proven and probable reserves	(6,210,028)	(3,377,543)	(2,582,604)
Exploration property sold	–	–	123,060
Cash used in operating activities under U.S. GAAP	(8,754,604)	(5,942,836)	(4,330,435)
Cash used in investing activities under Canadian GAAP	(48,487,955)	(3,535,686)	(2,668,698)
Adjustments to U.S. GAAP:
Deferred exploration costs prior to the establishment of
proven and probable reserves	6,210,028	3,377,543	2,582,604
Exploration property sold	–	–	(123,060)
Cash used in investing activities under U.S. GAAP	(42,277,927)	(158,143)	(209,154)
Cash from financing activities under Canadian GAAP	50,048,767	3,958,104	8,132,332
Adjustments to U.S. GAAP:	–	–	–
Cash from financing activities under U.S. GAAP	50,048,767	3,958,104	8,132,332